Direct Number: (404) 581-8255 lastater@jonesday.com

[Jones Day Letterhead]

JP250351:rmc

October 7, 2009

VIA EDGAR

Pamela Long, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Georgia Gulf Corporation
  Amendment No. 1 to Registration Statement on Form S-1
  Filed September 25, 2009
  File No. 333-161770

Dear Ms. Long:

We are responding to your letter dated October 2, 2009 regarding comments by the Staff of the U.S. Securities and Exchange Commission (the "Staff") with respect to the above-referenced Form S-1 Registration Statement of Georgia Gulf Corporation (the "Company"). This letter repeats each of the comments in the Staff's letter in bolded typeface followed by the responses of the Company, including references to Amendment No. 2 to the Registration Statement filed herewith.

General

1.
It appears that your Primary Standard Industrial Classification Code Number is 2810 rather than 2821. Please advise or revise accordingly.

  COMPANY RESPONSE:

  While the Company's Primary Standard Industrial Classification Code ("SIC Code") originally was 2810, over time the Company's business has evolved into building products so the Company believes that its primary SIC Code is now 2821. The Company has requested that the SIC Code be corrected.

Risk Factors, page 3

2.
We note the last two sentences in the first paragraph of this section. Please note that only material risks should be described. If risks are not deemed material, you should not reference them. Please revise accordingly.

  COMPANY RESPONSE:

  In response to this comment, the last two sentences in the first paragraph of this section have been deleted.

Incorporation of Certain Documents by Reference, page 25

3.
With regard to the last paragraph in this section, please note that Form S-1 does not provide for forward incorporation by reference of Exchange Act reports filed after the effective date of the registration statement. See Compliance and Disclosure Interpretations—Securities Act Forms (Interpretation 113.01), available in the Corporation Finance section of our website.

  COMPANY RESPONSE:

  In response to this comment, the references to documents deemed to be incorporated in the last paragraph of this section have been deleted. The Company intends to comply with the referenced procedures.

Exhibit 5.1—Legal Opinion of Jones Day

4.
Please file a finalized legal opinion, including the date, the number of shares upon which counsel is opining, and a signature.

  COMPANY RESPONSE:

  The finalized legal opinion, including the date and number of shares, as signed by counsel is filed as Exhibit 5.1 to Amendment No. 2.

  Please contact the undersigned with any questions regarding this filing.

Sincerely,
/s/ LISA A. STATER Lisa A. Stater
cc.:
Jessica Kane, Esq.
Craig Slivka, Esq.
Joel I. Beerman, Esq.